EXHIBIT 23.1

Independent Auditors' Consent

The Board of Directors
Mississippi Chemical Corporation:

We consent to the incorporation by reference in the registration statements (No. 333-38619) on Form S 3 and (Nos. 333-36998 and 333-56726) on Form S-8 of Mississippi Chemical Corporation of our report dated October 2, 2003, except for note 28 to the consolidated financial statements, which is as of October 8, 2003, with respect to the consolidated balance sheets of Mississippi Chemical Corporation as of June 30, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years ended June 30, 2003 and 2002, which report appears in the June 30, 2003, annual report on Form 10-K of Mississippi Chemical Corporation.

Our report dated October 2, 2003, except for note 28 to the consolidated financial statements, which is as of October 8, 2003, contains an explanatory paragraph that states that the Company's recurring losses and because of insufficient liquidity has resulted in Mississippi Chemical Corporation and nine of its subsidiaries filing voluntary petitions to reorganize under Chapter 11 of the United States Bankruptcy Code on May 15, 2003. As of the date of our audit report and the date of this consent, the Company has not filed a plan of reorganization. On October 2, 2003, the Company obtained a debtor-in-possession credit facility which could potentially be insufficient to meet the Company's cash flow requirements. These matters raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Our report refers to changes in method of accounting for stock based compensation expense and accounting for asset retirement obligations in 2003.

/s/ KPMG LLP
KPMG LLP

Jackson, Mississippi
October 14, 2003